Exhibit 4.6

DESCRIPTION OF CAPITAL STOCK

This summary does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “certificate of incorporation”) and our Amended and Restated Bylaws (the “bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part. We encourage you to read our certificate of incorporation and our bylaws for additional information.

General

Limitless X Holdings, Inc. is a Delaware corporation. We have authorized 300,000,000 shares of common stock par value $0.0001 per share and 30,000,000 shares of preferred stock, 500,000 of which are designated as Class A Preferred Convertible Stock.

Common Stock

A total of 3,930,333 shares of common stock are issued and outstanding as of the date of our Annual Report for the year ended December 31, 2022.

All shares, when issued, will be fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders’ meetings may be called by the Officers or Directors, or upon the request of holders of at least one-tenth of our outstanding shares. Holders of shares are entitled to one vote at any shareholders’ meeting for each share they own as of the record date set by the board of directors. There is no quorum requirement for shareholders’ meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to the Certificate of Incorporation and bylaws as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the board of directors without notice to the shareholders may amend the bylaws. Our shares do not have cumulative voting rights, which mean that the holders of more than 50% of the shares voting for election of Directors may elect all the Directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% of the shares voting for election of Directors may not be able to elect any Director.

Preferred Stock

Our Certificate of Incorporation authorize our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized but unissued shares of preferred stock will be available for issuance without further action by our shareholders. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations, and relative rights thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Without shareholder approval, we could issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders may believe is in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

Class A Preferred Convertible Stock

A total of 500,000 shares of Class A Preferred Convertible Stock are issued and outstanding as of the date of our Annual Report for the year ended December 31, 2022, all of which are owned by our Chief Executive Officer and Chairperson, Jaspreet Mathur.

Rank. The Class A Preferred Convertible Stock shall rank: (i) senior to any other class or class of outstanding preferred shares or class of capital stock; (ii) prior to all of our common stock; and (iii) prior to any other class or class of capital stock hereafter created “Junior Securities”); and in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as “Distributions”).

Dividends. The Class A Preferred Convertible Stock shall bear no dividends, except that in the event dividends are declared for common stock, the same rate of dividend per share shall be due and payable to the Class A Preferred shareholders on the same terms.

Liquidation / Merger Preference.

(a) So long as a majority of the shares of Class A Convertible Preferred Stock authorized are outstanding, we will not, without the written consent of the holders of at least 51% of our outstanding Class A Preferred Convertible Stock, either directly or by amendment, merger, consolidation, or otherwise: (i) liquidate, dissolve or wind-up the affairs of the Company, or effect any Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or bylaws in a manner adverse to the Class A Preferred Convertible Stock; (iii) create or authorize the creation of, or issue any other security convertible into or exercisable for, any equity security, having rights, preferences or privileges senior to the Class A Preferred Convertible Stock; or (iv) purchase or redeem or pay any dividend on any capital stock prior to the Class A Preferred Convertible Stock, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services.

(b) In the event of any liquidation, merger, dissolution or winding up of the Company, either voluntary or involuntary, the holders of shares of Class A Preferred Convertible Stock shall be entitled to receive, prior in preference to any distribution to Junior Securities, an amount per share equal to $1.00 plus any allocable and due dividends per share.

(c) Upon the completion of the distribution required to holders of Class A Preferred Convertible Stock, if assets remain in the Company, they shall be distributed to holders of Junior Securities in accordance with our Certificate of Incorporation including any duly adopted Certificate(s) of Designation.

Conversion Rights. The holders of the Class A Preferred Convertible Stock may convert, or be converted, to shares of common stock as follows: Upon a Liquidation Event or a general license, or at the option of the Holder, in the Holder’s sole discretion, any Holder of Class A Preferred Convertible Stock is entitled to convert their shares of Class A Preferred Convertible Stock into common stock on a one share of Class A Preferred Convertible Stock for two shares of Common Stock basis, subject to adjustment. In lieu of this conversion, the Company may redeem or repurchase the shares of Class A Preferred Convertible Stock for $1.00 per share.

Adjustment to Conversion Rate. The conversion price will be subject to adjustments for stock dividends, splits, combinations. The holders of Class A Preferred Convertible Stock may also receive, pursuant to any merger, consolidation exchange of shares, recapitalization, reorganization, or similar event, the same number of shares or consideration that the Class A Preferred Convertible Stock would have received on an as-converted basis.

As a result of the Reverse Stock Split, the Conversion Rate was adjusted so that every one share of Class A Preferred Stock is now convertible into .0667 shares of common stock. Therefore, 500,000 shares of Class A Preferred Stock is convertible to 33,334 shares of common stock.

Super Majority Voting Rights. The holders of the Class A Preferred Convertible Stock have the right to vote on any matter together with holders of common stock and may vote as required on any action which Delaware law provides may or must be approved by vote or consent of the holders of the specific classes of voting preferred shares and the holders of shares of common stock. The Holders of the Class A Preferred Convertible Stock have the right to vote on any matter with holders of common stock voting together as one class. The Holders of the Class A Preferred Convertible Stock have a number of votes equal to 60% of all of the issued and outstanding shares of common stock. For purposes of determining a quorum for any Regular or Special Meeting of the Shareholders, the Class A Preferred Shares shall be deemed as the equivalent of 60% of all issued and outstanding shares.

Transfer Agent

Our transfer agent and registrar for our common stock is Mountain Share Transfer, LLC. The transfer agent’s address is 2030 Powers Ferry Road SE, Suite #212, Atlanta, Georgia 30339, and its telephone number is (404) 474-3110.

2022 Stock Option Plan

On August 9, 2022, we adopted the 2022 Incentive and Nonstatutory Stock Option Plan which provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to our employees and the employees of any future subsidiary corporation, and for the grant of non-statutory stock options to non-employees, including directors and other service providers (the “2022 Stock Option Plan”).

Authorized Shares. A total of 833,333 shares of our common stock have been reserved for issuance pursuant to the exercise of options issued from the 2022 Stock Option Plan.

Plan Administration. Our board of directors administers our 2022 Stock Option Plan.

Stock Options. Stock options may be granted under our 2022 Stock Option Plan. The exercise price of options granted under our 2022 Stock Option Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2022 Stock Option Plan, the administrator determines the other terms of options.

Non-transferability of Awards. Unless the administrator provides otherwise, our 2022 Stock Option Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2022 Stock Option Plan, the administrator will adjust the number and class of shares that may be delivered under our 2022 Stock Option Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2022 Stock Option Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2022 Stock Option Plan provides that in the event of a merger or change in control, as defined under the 2022 Stock Option Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment; Termination. The administrator has the authority to amend, suspend, or terminate the 2022 Stock Option Plan provided such action will not impair the existing rights of any participant. Our 2022 Stock Option Plan will automatically terminate in 2032, unless we terminate it sooner.

Options Granted. As of the date of our Annual Report for the year ended December 31, 2022, we have not issued any options pursuant to our 2022 Stock Option Plan.

2022 Restricted Stock Plan

On August 9, 2022, the board of directors adopted the 2022 Restricted Stock Plan (the “2022 Restricted Stock Plan”) which provides for the grant of common stock awards and performance awards to our officers, directors, and key employees or of any subsidiary corporation.

Purpose of the Plan. The 2022 Restricted Stock Plan is intended to provide incentives which will attract, retain, motivate, and reward our officers, directors, and key employees or any of our Affiliates (“Participants”), by providing them opportunities to acquire shares of our common stock.

Stock Subject to the Plan. The aggregate number of shares of common stock that may be subject to Awards granted under the 2022 Restricted Stock Plan is 833,333 shares of common stock. If any shares of common stock are forfeited, retained by us as payment of tax withholding obligations with respect to an Award, or surrendered to us to satisfy tax withholding obligations, such shares of common stock will be added back to the shares available for Awards. The 2022 Restricted Stock Plan contains certain adjustment provisions relating to stock dividends, stock splits, and the like.

Administration of the Plan. The 2022 Restricted Stock Plan will be administered by the board of directors. The board of directors will have the full power and authority to grant Awards to the persons eligible to receive such Awards and to determine the amount, type, terms, and conditions of each such Award.

Eligibility. Participants consist of such officers, directors, and key employees of us or any of our Affiliates as the board of directors, in its sole discretion, determines to be significantly responsible for our success and future growth and profitability and whom the board of directors may designate from time to time to receive Awards under the 2022 Restricted Stock Plan.

Types of Awards. Stock Awards and Performance Awards may, as determined by the board of directors, in its discretion, constitute Performance-Based Awards.

Stock Awards. The board of directors is authorized to grant Stock Awards and will, in its sole discretion, determine the recipients and the number of shares of common stock underlying each Stock Award. Each Stock Award will be subject to such terms and conditions consistent with the 2022 Restricted Stock Plan as determined by the board of directors and as set forth in an Award agreement, including, without limitation, restrictions on the sale or other disposition of such shares and our right to reacquire such shares for no consideration upon termination of the Participant’s employment or membership on the board of directors, as applicable, within specified periods.

Performance Awards. The board of directors is authorized to grant Performance Awards and will, in its sole discretion, determine the recipients and the number of shares of common stock that may be subject to each Performance Award. Each Performance Award will be subject to such terms and conditions consistent with the 2022 Restricted Stock Plan as determined by the board of directors and as set forth in an Award agreement. The board of directors will set performance targets at its discretion which, depending on the extent to which they are met, will determine the number of Performance Awards that will be paid out to the Participants and may attach to such Performance Awards one or more restrictions. Performance targets may be based upon, without limitation, Company-wide, divisional and/or individual performance.

The board of directors has the authority to adjust performance targets. The board of directors also has the authority to permit a Participant to elect to defer the receipt of any Performance Award, subject to the 2022 Restricted Stock Plan.

Performance-Based Awards. Certain Stock Awards and Performance Awards granted under the 2022 Restricted Stock Plan and the compensation attributable to such Awards are intended to (i) qualify as Performance-Based Awards or (ii) be otherwise exempt from the deduction limitation imposed by Section 162(m) of the Code.

The board of directors determines whether Stock Awards and Performance Awards granted under the 2022 Restricted Stock Plan qualify as Performance-Based Awards. The board of directors will establish in writing the performance goals, the vesting period, the performance targets, and any other terms and conditions of the Award in its sole discretion.

Vesting. Awards granted to Participants under the 2022 Restricted Stock Plan may be subject to a graded vesting schedule with a minimum vesting period of two years, unless otherwise determined by the board of directors.

If there is a Change in Control, all unvested Awards granted under the 2022 Restricted Stock Plan will become fully vested immediately upon the occurrence of the Change in Control and such vested Awards will be paid out or settled, as applicable, within 60 days upon the occurrence of the Change in Control, subject to requirements of applicable laws and regulations.

Subject to the discretion of the board of directors, if a Participant’s employment or membership on the board of directors is terminated due to death or Disability, then all unvested and/or unearned Awards will be forfeited as of such date.

Section 409A of the Code. Awards under the 2022 Restricted Stock Plan are intended either to be exempt from the rules of Section 409A of the Code or to satisfy those rules and shall be construed accordingly. However, we will not be liable to any Participant or other holder of an Award with respect to any Award-related adverse tax consequences arising under Section 409A or other provision of the Code.

Transferability. Each Award granted under the 2022 Restricted Stock Plan will not be transferable otherwise than by a will or the laws of decent and distribution or as otherwise decided by the board of directors.

Fair Market Value. For purposes of the 2022 Restricted Stock Plan, “Fair Market Value” means, as of any given date, the closing price of a share of common stock on any such other public trading market on which shares of common stock are listed or quoted on that date.

Withholding. All payments or distributions of Awards made pursuant to the 2022 Restricted Stock Plan will be net of any amounts required to be withheld pursuant to applicable federal, state, and local tax withholding requirements.

Amendments. The board of directors may amend the 2022 Restricted Stock Plan from time to time or suspend or terminate it at any time. However, no amendment will be made, without approval of our shareholders to (i) increase the total number of shares which may be issued under the 2022 Restricted Stock Plan; (ii) modify the requirements as to eligibility for Awards under the 2022 Restricted Stock Plan; or (iii) otherwise materially amend the 2022 Restricted Stock Plan as provided in Nasdaq Marketplace Rules.

Term of the Plan. The 2022 Restricted Stock Plan will terminate on the tenth anniversary of its Effective Date.

Current Issuance. As of the date of our Annual Report for the year ended December 31, 2022, there have been no shares issued under the 2022 Restricted Stock Plan.

2020 Stock Incentive Plan

On January 15, 2020, a Stock Option and Award Incentive Plan (the “2020 Stock Incentive Plan”) was approved by our Board of Directors. There are 2,222 shares of common stock reserved for the 2020 Stock Option Plan. No options or awards were granted under the 2020 Stock Incentive Plan.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested shareholder for a period of three years following the date the shareholder became an interested shareholder, unless:

-	prior to such date, the board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

-	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

-	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

Section 203 defines a business combination to include:

-	any merger or consolidation involving the corporation and the interested shareholder;

-	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

-	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder;

-	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder; or

-	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested shareholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested shareholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

These statutory provisions could delay or frustrate the removal of incumbent directors or a change in control of our company. They could also discourage, impede, or prevent a merger, tender offer, or proxy contest, even if such event would be favorable to the interests of shareholders.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a shareholder might consider favorable. In particular, the charter documents, as applicable, among other things:

-	provide our board of directors with the ability to amend our bylaws by majority vote of the directors; and shareholders may amend the bylaws with a 75% vote of the shares present at a meeting, provided that if the board recommends that the shareholders approve an amendment, such amendment shall only require a majority vote of shares present;

-	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum;

-	provide that our board of directors has exclusive authority to call special shareholder meetings;

-	sets the quorum at all meetings of shareholders at 33 1/3% of the stock issued and outstanding and entitled to vote, except as otherwise provided by statute;

-	provide for shareholder advance notice provisions for any proposed business a shareholder desires to put forth at the Annual Shareholder Meeting; and

-	provides an exclusive forum in the Court of Chancery of the State of Delaware.

Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our shareholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Limitation on Liability and Indemnification of Directors and Officers

Our charter documents limit the liability of our directors and officers. Our bylaws state that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact they are or are our director or officer, or is or was serving at our request against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit, or proceeding if they 1) acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests; and 2) with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

We shall also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that they are or were our director, officer, employee, or agent, or is or was serving at our request against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine such person is fairly and reasonably entitled to indemnity for such expenses.

We shall also indemnify against expenses (including attorneys’ fees) actually and reasonably incurred by any of our directors, officers, employees, or agents who has been successful on the merits or otherwise in defense of any action, suit, or proceeding or in defense of any claim, issue, or matter therein.

Any indemnification by us (unless ordered by a court) shall be made only as authorized in the specific case upon a determination that the indemnification of the person is proper in the circumstances because they have met the applicable standard of conduct set forth. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding or (ii) if such quorum is not obtainable or, even if obtainable, as a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

We will pay expenses incurred in defending a civil or criminal action, suit, or proceeding, by an individual who may be entitled to indemnification in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of the person to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified.

Insofar as the above described indemnification provisions permit indemnification of directors, officers, or persons controlling us for liability arising under the Securities Act, we understand that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.